RECEIVED

2007 MAY -2 A 11:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Nintendo®

Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9544

May 1, 2007

07023161

By International Courier

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re: Nintendo Co., Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

PROCESSED SUPPL

MAY 04 2007

THOMSON FINANCIAL

Dear Ladies and Gentlemen:

Enclosed please find the following documents of Nintendo Co., Ltd. pursuant to Rule 12g3-2(b) of the Exchange Act.

- Brief Statement of Annual Financial Results and Forecast for the Fiscal Year Ending March 2007 (dated April 26, 2007)
- Notice of Year-end Dividend Forecast Modification (Dated April 26, 2007)
- Supplementary Information about Earnings Release (Dated April 27, 2007)

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Alvaro Alvarez of Perkins Coie LLP at (206)359-6167.

Very truly yours,

NINTENDO CO., LTD.

Kenichi Sugimoto

Enclosure

dlw 5/3

Nintendo®

April 26, 2007
Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

FASF MEMBERSHIP

Notice of Year-end Dividend Forecast Modification

Nintendo Co., Ltd. (the "Company") hereby modifies its year-end dividend forecast for the fiscal year ended March 31, 2007 (April 1, 2006 - March 31, 2007) based on "Consolidated Financial Statements" announced today as follows.

1.Reason for modification

It is the Company's basic profit distribution policy to determine the level of direct profit returns to our shareholders by evaluating profit levels in each fiscal period. For the fiscal year ended March 31, 2007, the annual dividend per share will be established at the higher of the amount calculated by dividing 33% of consolidated operating income by the total number of outstanding shares, excluding treasury stock, as of March 31, 2007 rounded up to the 10 yen digit, or the amount calculated based on the 50% consolidated net income standard rounded up to the 10 yen digit.

Based on this policy, the 50% consolidated net income standard rounded up to the 10 yen digit will be adopted. As a result, the year-end dividend per share and the annual dividend per share are expected to be 620 yen and 690 yen, respectively. The interim dividend for this fiscal year is being paid from December 1, 2006.

2.Year-end dividend forecast modification for the fiscal year ended March 31, 2007 (April 1, 2006 - March 31, 2007)

yen

	Dividend per share		
	Interim	Year-end	Annual
Previous forecast announced on Jan. 10, 2007	70	410	480
Modified forecast	70	620	690
Year ended March 31, 2006	70	320	390

CONSOLIDATED FINANCIAL STATEMENTS

Nintendo Co., Ltd. and Consolidated Subsidiaries

April 26, 2007

Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

FINANCIAL HIGHLIGHTS

1. Consolidated results for the years ended March 31, 2006 and 2007

(1) Consolidated operating results (Amounts below one million are rounded down)

	Net sales		Operating income		Income before income taxes and extraordinary items		Net income	
	million yen	%	million yen	%	million yen	%	million yen	%
Year ended March 31, 2007	966,534	89.8	226,024	150.2	288,839	79.7	174,290	77.2
Year ended March 31, 2006	509,249	(1.2)	90,349	(19.0)	160,759	10.6	98,378	12.5

	Net income per share	Return on equity	Income before income taxes and extraordinary items on total assets	Operating income to net sales
	yen	%	%	%
Year ended March 31, 2007	1,362.61	16.8	21.1	23.4
Year ended March 31, 2006	762.28	10.4	14.0	17.7

(2) Consolidated financial position

	Total assets	Net assets	Capital adequacy ratio	Net assets per share
	million yen	million yen	%	yen
As of March 31, 2007	1,575,597	1,102,018	69.9	8,614.97
As of March 31, 2006	1,160,703	974,091	83.9	7,613.79

(3) Consolidated cash flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents - ending
	million yen	million yen	million yen	million yen
Year ended March 31, 2007	274,634	(174,603)	(50,137)	688,737
Year ended March 31, 2006	46,382	(208,807)	(60,166)	617,139

2. Cash dividends

	Dividend per share			Dividends in total (annual)	Dividend payout ratio (consolidated basis)	Dividends on net assets
	Interim	Year-end	Annual			
	yen	yen	yen	million yen	%	%
Year ended Mar. 2006	70.00	320.00	390.00	49,886	51.2	5.3
Year ended Mar. 2007	70.00	620.00	690.00	88,253	50.6	8.5
Year ending Mar. 2008 (forecast)	140.00	560.00	700.00		51.2	

3. Forecast for the fiscal year ending March 2008 (April 1, 2007 - March 31, 2008)

	Net sales		Operating income		Income before income taxes and extraordinary items		Net income		Net income per share
	million yen	%	million yen	%	million yen	%	million yen	%	yen
Six months ending Sept. 2007	460,000	53.9	85,000	26.7	85,000	(10.2)	50,000	(8.0)	390.92
Year ending Mar. 2008	1,140,000	17.9	270,000	19.5	290,000	0.4	175,000	0.4	1,368.22

[Notes] *With respect to this forecast, please refer to pages 3 and 4 for the forward-looking conditions and other related matters.

4. Others

(1) Changes for important subsidiaries during the fiscal year ended March 31, 2007

Addition: Nintendo of Korea Co., Ltd.

[Note] Please refer to "Company Group Information" at page 5 for details.

(2) Changes on the basis of consolidated financial statements preparation

① Related to accounting standard revisions etc. Applicable

② Other changes Not applicable

[Note] Please refer to "Changes on the Basis of Consolidated Financial Statements Preparation" at page 12 for details.

(3) Outstanding shares (common shares)

① Number of shares outstanding (including treasury stock)

As of Mar. 31, 2007 :	141,669,000 shares	As of Mar. 31, 2006 :	141,669,000 shares

② Number of treasury stock

As of Mar. 31, 2007 :	13,765,987 shares	As of Mar. 31, 2006 :	13,754,896 shares

③ Average number of shares

Year ended Mar. 31, 2007 :	127,908,919 shares	Year ended Mar. 31, 2006 :	128,821,844 shares

(Reference) Non-consolidated results

1. Non-consolidated results for the years ended March 31, 2006 and 2007

(1) Non-consolidated operating results

	Net sales		Operating income		Income before income taxes and extraordinary items		Net income	
	million yen	%	million yen	%	million yen	%	million yen	%
Year ended March 31, 2007	898,639	118.2	212,288	160.3	263,403	76.3	142,743	55.9
Year ended March 31, 2006	411,770	(7.1)	81,547	(18.1)	149,439	11.4	91,585	14.5

	Net income per share
	yen
Year ended March 31, 2007	1,115.98
Year ended March 31, 2006	709.55

(2) Non-consolidated financial position

	Total assets	Net assets	Capital adequacy ratio	Net assets per share
	million yen	million yen	%	yen
As of March 31, 2007	1,366,267	947,076	69.3	7,404.64
As of March 31, 2006	1,003,005	856,501	85.4	6,694.51

[Note]

Forecasts announced by the Company referred to above were prepared based on management's assumptions with information available at this time and therefore involve known and unknown risks and uncertainties.

Please note such risks and uncertainties may cause the actual results to be materially different from the forecasts (earnings forecast, dividend forecast, and other forecasts).

OPERATING RESULTS

1. Analysis of Operations

(1) Fiscal year ended March 31, 2007

Throughout the fiscal year ended March 31, 2007, the Japanese economy continued to show a pattern of recovery despite concerns over crude oil price trends and rising interest rates. Intensified capital investments due to improvements in corporate earnings, as well as steady consumer spending led by improvements in employment, helped to support the Japanese economy. Looking overseas, in the U.S., the economy continued to show steady performance supported by favorable consumer spending and capital investments despite early signs of an economic slowdown. As for the European economy, the business environment showed indications of moderate improvement.

In the video game industry, the handheld market expansion reversed its long decline, while the console market was approaching to the stage of being reinvigorated with the launch of the new game machines by each hardware developer.

Under such circumstances, Nintendo continuously executed its strategy to expand gaming to the masses and made great progress in cultivating the female and senior demographics. Until now, these demographics have been less interested in games, however, with the launch of "Nintendo DS" and its software lineup known as "Touch! Generations", Nintendo has successfully expanded the definition of video games in multiple software releases. In addition, Nintendo's new console, "Wii", provides intuitive operation and unprecedented playing style using the Wii remote, and is attracting expanded audience demographics as well as conventional gamers following last year's launch, and consequently is gaining wide-spread popularity. The video game industry is now on a new growth path with strong performance in both "Nintendo DS" and "Wii". In Japan, the overall game market is expanding.

Consolidated net sales for the fiscal year ended March 31, 2007 resulted in 966.5 billion yen, including overseas sales of 643.0 billion yen, which accounted for 66.5% of total sales. Income before income taxes and extraordinary items was 288.8 billion yen. Net income was 174.2 billion yen.

With respect to sales by business category within the electronic entertainment products division, "Nintendo DS" and "Nintendo DS Lite" sold a total of more than 23 million units worldwide during the fiscal year (40 million units life-to-date), resulting from continuous robust sales of "Nintendo DS Lite" after its March launch in Japan and strong sales following its June release overseas. In addition, "Nintendo DS" software enjoyed a boost in sales. For instance, "New Super Mario Bros.", the side-scrolling action game with easy access and user-friendly operation, sold 9.5 million units on a worldwide basis, and "Brain Age: Train Your Brain in Minutes a Day!", which was released overseas after achieving popularity in Japan, has cultivated a new video game market of brain training overseas. "Brain Age" has sold a total of 8.08 million units worldwide including its sequel version released in Japan (12 million units life-to-date). "Nintendogs" continued to enjoy favorable sales overseas, reaching a total of 6.95 million sales units (13.6 million units life-to-date). "Pokémon Diamond and Pearl", the latest series of "Pokémon" launched last September in Japan, sold 5.21 million units and has yet to be released overseas. As a result, the number of new software titles and long-term selling titles has increased, generating a significant rise in handheld software sales in the fiscal year.

As for the console business, "Wii" hardware got off to a favorable start with sales of 5.84 million units within the first five months after launch. "Wii" software, such as "The Legend of Zelda: Twilight Princess", which allows the player to feel the virtual world come alive by handling the Wii remote as swords or bows and arrows, and "Wii Sports", which consists of five different games simulating real life sports sold extremely well. As a result, net sales in the electronic entertainment products division were 964.3 billion yen, while sales in the other products division (playing cards, karuta, etc.) were 2.1 billion yen.

With respect to results by geographic segment, sales in Japan were 898.7 billion yen including inter-segment sales of 567.3 billion yen. Operating income was 212.2 billion yen. Sales in the Americas were 354.7 billion yen including inter-segment sales of 2.3 billion yen. Operating income was 14.3 billion yen. Sales in Europe were 266.1 billion yen. Operating income was 16.9 billion yen.

(2) Outlook for fiscal year ending March 31, 2008

Nintendo will continue pursue expansion of the gaming population, with a diverse software lineup, and through expansion of the definition of video games. Nintendo will offer brand new entertainment that takes root in our daily lives, as has already been achieved with "Touch! Generations" software series. As for "Nintendo DS", by positioning it as "a machine that enriches the owner's daily lives", Nintendo aims to accelerate the current sales momentum of "Nintendo DS" from "must-have for every family" to "must-have for everyone". Nintendo also has positioned "Wii" as "a machine that puts smiles on surrounding people's faces". Specifically, Nintendo will not just enrich the applicable package software lineup for "Wii" but will further intensify Wii's "Channel" concept which already includes the abilities for the "Wii" owners to create their caricatures, view weather forecasts, news, and surf the web. "Wii" will encourage communication among family members as each of them can feel something relevant to themselves and be motivated to turn on the power everyday in order to enjoy "the new life with 'Wii'".

With regard to consolidated performance forecasts for the fiscal year ending March 31, 2008, with anticipations of "Wii", which contributes to operating performance for the full-year, and further growth of "Nintendo DS", net sales are projected to reach 1,140 billion yen, operating income 270 billion yen, income before income taxes and extraordinary items 290 billion yen, net income 175 billion yen. Exchange rates used for the forecast are 115 yen per U.S. dollar and 150 yen per Euro. Foreign exchange loss of approximately 20 billion yen is estimated as the exchange rates for the forecast are set at yen-appreciated level as compared with the exchange rates as of the end of March 31, 2007, which are 118.05 yen per U.S. dollar and 157.33 yen per Euro.

[Note] Forecasts announced by the Company referred to above were prepared based on management's assumptions with information available at this time and therefore involve known and unknown risks and uncertainties. Please note such risks and uncertainties may cause the actual results to be materially different from the forecasts (earnings forecast, dividend forecast, and other forecasts).

2. Financial Positions

Total assets increased overall by 414.8 billion yen compared to the previous fiscal year-end to 1,575.5 billion yen, due to strong business results. Total liabilities increased by 287.1 billion yen compared to the previous fiscal year-end to 473.5 billion yen mainly due to the increase in notes and trade accounts payable from purchasing materials. Net assets were 1,102.0 billion yen mostly due to increases in retained earnings.

The ending balance of "Cash and cash equivalents" (collectively, Cash) as of March 31, 2007 increased by 71.5 billion yen compared to the previous fiscal year-end to 688.7 billion yen. Net increase (decrease) of Cash and contributing factors during the fiscal period ended March 31, 2007 are as follows.

Cash flows from operating activities:

Net cash from operating activities increased by 274.6 billion yen primarily due to increases in income before income taxes and minority interests and notes and trade accounts payable.

Cash flows from investing activities:

Net cash from investing activities decreased by 174.6 billion yen mainly resulting from the decrease in time deposits exceeding the increase.

Cash flows from financing activities:

Net cash from financing activities decreased by 50.1 billion yen mainly due to payments for cash dividends.

Cash flow index trend

	As of March 31, 2003	As of March 31, 2004	As of March 31, 2005	As of March 31, 2006	**As of March 31, 2007**
Capital adequacy ratio	82.0 %	88.1 %	81.4 %	83.9 %	**69.9 %**
Capital adequacy ratio at market value	118.8	139.1	134.4	194.0	**278.0**

[Notes] Capital adequacy ratio: Total owners' equity and valuation and translation adjustments divided by Total assets
Capital adequacy ratio at market value: Total market value of stocks divided by Total assets
*Percentage figures are calculated on a consolidated basis.
*Total market value of stocks is calculated by multiplying closing price and the number of shares outstanding (excluding treasury stock) at the end of the period.

3. Basic Policy of Profit Distribution and Dividends

It is the Company's basic policy to internally provide the capital necessary to fund future growth, including capital investments, and to maintain a strong and liquid financial position in preparation for changes in the business environment and intensified competition. As for direct profit returns to our shareholders, dividends are paid based on profit levels achieved in each fiscal period.

The annual dividend per share will be established at the higher of the amount calculated by dividing 33% of consolidated operating income by the total number of outstanding shares, excluding treasury stock, as of the end of the fiscal year rounded up to the 10 yen digit, and the amount calculated based on the 50% consolidated net income standard rounded up to the 10 yen digit.

As a result, the dividend for the fiscal year ended March 31, 2007 has been established at 690 yen (interim : 70 yen, year-end : 620 yen) and dividend for the fiscal year ending March 31, 2008 will be 700 yen (interim : 140 yen, year-end : 560 yen) if earnings are in line with the financial forecast herein.

Retained earnings are maintained for effective use in research of new technology and development of new products, capital investments and securing materials, enhancement of selling power including advertisement, and common stock buyback whenever deemed appropriate.

COMPANY GROUP INFORMATION

Among Nintendo Co., Ltd. ("the Company") and its related companies, which are composed of the Company, twenty-one subsidiaries, and eight affiliates as of March 31, 2007, the main business is manufacturing and distribution of electronic entertainment products.

The trade name has been changed from "iKuni Inc." to "AiLive Inc." during the consolidated fiscal year ended March 31, 2007. The company listed below has been newly added to the Company group.

Company's name	Address	Capital	Major business	Voting share (%)	Relationship with the Company				
					Number of directors concurred by		Financial support	Business relationship	Leased facilities
					The Company's directors	The Company's employees			
Nintendo of Korea Co., Ltd.	South Korea	25,000 million KRW	Distribution of electronic entertainment products	100	1	5	-	Purchasing the Company's products	-

MANAGEMENT POLICY

Management policy is omitted since nothing significant has changed from the one set forth in the financial statements announced on October 26, 2006. Please refer to the following URL for further information.

(Nintendo homepage)
http://www.nintendo.co.jp/kessan/english.html

CONSOLIDATED BALANCE SHEETS

Description	As of March 31, 2006 Amount	%	**As of March 31, 2007** Amount	%	Increase (decrease) Amount
(Assets)	million yen		million yen		million yen
I Current assets					
1 Cash and deposits	812,064		962,197		150,132
2 Notes and trade accounts receivable	43,826		89,666		45,840
3 Securities	64,287		115,971		51,684
4 Inventories	30,835		88,609		57,774
5 Deferred income taxes	24,170		35,631		11,461
6 Other current assets	45,061		104,483		59,421
7 Allowance for doubtful accounts	(1,514)		(1,886)		(372)
Total current assets	**1,018,730**	**87.8**	**1,394,673**	**88.5**	**375,942**
II Fixed assets					
1 Property, plant, and equipment					
(1) Buildings and structures	18,838		18,022		(815)
(2) Machinery, equipment and automobiles	1,144		1,134		(9)
(3) Furniture and fixtures	3,341		5,629		2,287
(4) Land	32,604		32,595		(8)
(5) Construction in progress	41		217		176
Total property, plant, and equipment	55,969	4.8	57,600	3.7	1,630
2 Intangible fixed assets					
(1) Software etc.	319		505		185
Total intangible fixed assets	319	0.0	505	0.0	185
3 Investments and other assets					
(1) Investments in securities	60,213		92,412		32,199
(2) Deferred income taxes	10,314		14,414		4,099
(3) Other investments and other assets	15,182		16,001		819
(4) Allowance for doubtful accounts	(26)		(10)		16
Total investments and other assets	85,683	7.4	122,818	7.8	37,134
Total fixed assets	**141,972**	**12.2**	**180,924**	**11.5**	**38,951**
Total assets	**1,160,703**	**100.0**	**1,575,597**	**100.0**	**414,894**

Description \ Date	As of March 31, 2006 Amount	%	As of March 31, 2007 Amount	%	Increase (decrease) Amount
(Liabilities)	million yen		million yen		million yen
I Current liabilities					
1 Notes and trade accounts payable	83,817		301,030		217,262
2 Accrued income taxes	53,040		90,013		36,972
3 Reserve for bonuses	1,732		1,779		47
4 Other current liabilities	43,684		75,563		31,878
Total current liabilities	**182,274**	**15.7**	**468,436**	**29.8**	**286,161**
II Non-current liabilities					
1 Non-current accounts payable	861		698		(163)
2 Reserve for employees' retiremen and severance benefits	3,299		4,443		1,144
Total non-current liabilities	**4,161**	**0.4**	**5,142**	**0.3**	**981**
Total liabilities	**186,435**	**16.1**	**473,578**	**30.1**	**287,142**
(Minority interests)					
Minority interests	**176**	**0.0**	-	-	-
(Shareholders' equity)					
I Common stock	**10,065**	**0.9**	-	-	-
II Additional paid-in capital	**11,585**	**1.0**	-	-	-
III Retained earnings	**1,096,073**	**94.4**	-	-	-
IV Unrealized gains on other securities	**10,717**	**0.9**	-	-	-
V Translation adjustments	**762**	**0.1**	-	-	-
VI Treasury stock	**(155,112)**	**(13.4)**	-	-	-
Total shareholders' equity	**974,091**	**83.9**	-	-	-
Total liabilities, minority interests, and shareholders' equity	**1,160,703**	**100.0**	-	-	-
(Net assets)					
I Owners' equity					
1 Common stock	-		10,065		-
2 Additional paid-in capital	-		11,586		-
3 Retained earnings	-		1,220,293		-
4 Treasury stock	-		(155,396)		-
Total owners' equity	-	-	**1,086,549**	**69.0**	-
II Valuation and translation adjustments					
1 Unrealized gains on other securities	-		8,898		-
2 Translation adjustments	-		6,432		-
Total valuation and translation adjustments	-	-	**15,331**	**0.9**	-
III Minority interests	-	-	**138**	**0.0**	-
Total net assets	-	-	**1,102,018**	**69.9**	-
Total liabilities and net assets	-	-	**1,575,597**	**100.0**	-

CONSOLIDATED STATEMENTS OF INCOME

Description \ Period	Year ended March 31, 2006		Year ended March 31, 2007		Increase (decrease)	
	Amount	%	Amount	%	Amount	%
	million yen	%	million yen	%	million yen	%
I Net sales	509,249	100.0	966,534	100.0	457,284	89.8
II Cost of sales	294,133	57.8	568,722	58.8	274,588	93.4
Gross margin	**215,115**	**42.2**	**397,812**	**41.2**	**182,696**	**84.9**
III Selling, general, and administrative expenses	124,766	24.5	171,787	17.8	47,020	37.7
Operating income	**90,349**	**17.7**	**226,024**	**23.4**	**135,675**	**150.2**
IV Other income	70,897	14.0	63,830	6.6	(7,067)	(10.0)
1 Interest income	22,497		33,987		11,489	
2 Foreign exchange gains	45,515		25,741		(19,774)	
3 Other	2,884		4,101		1,217	
V Other expenses	487	0.1	1,015	0.1	528	108.3
1 Sales discount	422		919		497	
2 Other	65		95		30	
Income before income taxes and extraordinary items	**160,759**	**31.6**	**288,839**	**29.9**	**128,080**	**79.7**
VI Extraordinary gains	7,360	1.4	1,482	0.2	(5,877)	(79.9)
1 Reversal of allowance for doubtful accounts	966		338		(627)	
2 Reversal of unrealized losses on investments in securities	1,408		-		(1,408)	
3 Gains on sales of fixed assets	6		252		245	
4 Gains on sales of investments in securities	3,653		891		(2,761)	
5 Gains on redemption of investments in securities	82		-		(82)	
6 Gains on liquidation of affiliates	5		-		(5)	
7 Reversal of reserve for directors' retirement and severance benefits	1,236		-		(1,236)	
VII Extraordinary losses	1,648	0.3	720	0.1	(928)	(56.3)
1 Losses on disposal of fixed assets	31		384		353	
2 Unrealized losses on investments in securities	1,383		335		(1,047)	
3 Losses on sales of investments in securities	233		-		(233)	
Income before income taxes and minority interests	**166,470**	**32.7**	**289,601**	**30.0**	**123,130**	**74.0**
Provision for income taxes and enterprise taxes	74,431	14.6	126,764	13.1	52,333	70.3
Prior year income taxes	-	-	2,379	0.3	2,379	-
Income taxes deferred	(6,292)	(1.2)	(13,796)	(1.4)	(7,504)	119.3
Minority interests	(46)	(0.0)	(37)	(0.0)	9	(19.8)
Net income	**98,378**	**19.3**	**174,290**	**18.0**	**75,911**	**77.2**

CONSOLIDATED STATEMENT OF SURPLUS

Description \ Period	Year ended March 31, 2006
	Amount
(Additional paid-in capital)	million yen
I Additional paid-in capital - Beginning	**11,584**
II Increase	**0**
1 Gains on disposal of treasury stock	0
III Additional paid-in capital - Ending	**11,585**
(Retained earnings)	
I Retained earnings - Beginning	**1,032,834**
II Increase	**98,378**
1 Net income	98,378
III Decrease	**35,139**
1 Cash dividends	34,969
2 Directors' bonuses	170
IV Retained earnings - Ending	**1,096,073**

CONSOLIDATED STATEMENT OF NET ASSETS

Year ended March 31, 2007 (April 1, 2006 - March 31, 2007)

million yen

	Owners' equity				
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total owners' equity
Balance as of March 31, 2006	10,065	11,585	1,096,073	(155,112)	962,611
Amount of changes in the fiscal year					
* Dividends from retained earnings	-	-	(40,932)	-	(40,932)
Dividends from retained earnings	-	-	(8,953)	-	(8,953)
* Directors' bonuses	-	-	(185)	-	(185)
Net income	-	-	174,290	-	174,290
Purchase of treasury stock	-	-	-	(284)	(284)
Disposal of treasury stock	-	1	-	1	2
Net amount of changes in the fiscal year other than owners' equity	-	-	-	-	-
Total amount of changes in the fiscal year	-	1	124,219	(283)	123,937
Balance as of March 31, 2007	10,065	11,586	1,220,293	(155,396)	1,086,549

million yen

	Valuation and translation adjustments		Minority interests
	Unrealized gains on other securities	Translation adjustments	
Balance as of March 31, 2006	10,717	762	176
Amount of changes in the fiscal year			
* Dividends from retained earnings	-	-	-
Dividends from retained earnings	-	-	-
* Directors' bonuses	-	-	-
Net income	-	-	-
Purchase of treasury stock	-	-	-
Disposal of treasury stock	-	-	-
Net amount of changes in the fiscal year other than owners' equity	(1,819)	5,670	(37)
Total amount of changes in the fiscal year	(1,819)	5,670	(37)
Balance as of March 31, 2007	8,898	6,432	138

[Note] * Allocated at the annual general meeting of shareholders' held in June 2006.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Description \ Period	Year Ended March 31, 2006	Year Ended March 31, 2007
	Amount	Amount
	million yen	million yen
I Cash flows from operating activities:		
Income before income taxes and minority interests	166,470	289,601
Depreciation and amortization	3,591	5,968
Increase (decrease) in allowance for doubtful accounts	(511)	313
Increase (decrease) in reserve for employees retirement and severance benefits	(42)	1,089
Interest and dividends income	(23,176)	(34,510)
Interest expenses	1	0
Foreign exchange losses (gains)	(46,577)	(21,375)
Gains on sales of investments in securities	(3,653)	(891)
Unrealized losses on investments in securities	1,383	335
Equity in losses (earnings) of non-consolidated subsidiary and affiliates	(267)	(798)
Decrease (increase) in notes and trade accounts receivable	9,140	(42,687)
Decrease (increase) in inventories	21,554	(54,669)
Increase (decrease) in notes and trade accounts payable	(28,679)	168,070
Increase (decrease) in consumption taxes payable	198	3,416
Directors' bonuses paid	(170)	(185)
Other, net	(1,262)	24,359
Sub-total	97,999	338,037
Interest and dividends received	23,237	32,921
Interest paid	(1)	(0)
Income taxes paid	(74,853)	(96,324)
Net cash provided by (used in) operating activities	46,382	274,634
II Cash flows from investing activities:		
Increase in time deposits	(497,914)	(776,866)
Decrease in time deposits	295,452	651,372
Payments for acquisition of securities	(35,989)	(112,957)
Proceeds from sales and redemption of securities	27,543	117,001
Payments for acquisition of property, plant and equipment	(4,139)	(6,144)
Proceeds from sales of property, plant and equipment	91	372
Payments for investments in securities	(9,172)	(52,069)
Proceeds from sales of investments in securities	13,940	6,173
Payments for investments in affiliates	(42)	-
Other, net	1,423	(1,485)
Net cash provided by (used in) investing activities	(208,807)	(174,603)
III Cash flows from financing activities:		
Payments for acquisition of treasury stock	(25,227)	(282)
Cash dividends paid	(34,943)	(49,857)
Other, net	3	2
Net cash provided by (used in) financing activities	(60,166)	(50,137)
IV Effect of exchange rate changes on cash and cash equivalents	47,003	21,704
V Net increase (decrease) of cash and cash equivalents	(175,587)	71,597
VI Cash and cash equivalents - Beginning	792,727	617,139
VII Cash and cash equivalents - Ending	617,139	688,737

CHANGES ON THE BASIS OF CONSOLIDATED FINANCIAL STATEMENTS PREPARATION

1. Scope of Consolidation

Nintendo of Korea Co., Ltd. is newly consolidated as of the consolidated accounting period ended March 31, 2007 due to capital investments.

(Changes in accounting policies)

(Accounting standard for directors' bonuses)

Effective as of the consolidated accounting period ended March 31, 2007, Nintendo has adopted the "Corporate Accounting Standard No. 4 regarding directors' bonuses", issued on November 29, 2005. The impact on operating income, income before income taxes and extraordinary items, and income before income taxes and minority interests is minor.

The expense amount incurred as directors' bonuses is booked in other current liabilities as a determinable liability.

(Accounting standard regarding "Net assets" in balance sheets)

Effective as of the consolidated accounting period ended Mar. 31, 2007, Nintendo has adopted the "Corporate Accounting Standard No. 5 regarding statements of net assets in balance sheets and its application guidelines No. 8", both issued on December 9, 2005.

Corresponding amount of previously stated "Shareholders' equity" in total is 1,101,880 million yen.

Statements of "Net assets" in balance sheets as of the annual fiscal year-end are on the basis of revised consolidated financial statement regulations.

NOTES PERTAINING TO CONSOLIDATED FINANCIAL STATEMENTS

a. Notes pertaining to consolidated balance sheets, statements of income, statements of net assets, and statements of cash flows

(Consolidated balance sheets information)	million yen As of March 31, 2006	million yen As of March 31, 2007
Accumulated depreciation of property, plant, and equipment	38,693	43,265

(Consolidated statements of cash flows information)

Reconciliation between cash and cash equivalents - ending and the amount shown on consolidated balance sheets

	million yen As of March 31, 2006	million yen As of March 31, 2007
Cash and deposits account	812,064	962,197
Time deposits (over 3 months)	(234,618)	(360,838)
Short-term investments due within 3 months after aquisition	39,693	87,378
Cash and cash equivalents - Ending	617,139	688,737

b. Segment Information

1. Segment Information by Business Categories

Considering similarities of categories, characteristics, manufacturing method, or sales market of what Nintendo deals in, the electronic entertainment product segment accounts for over 90% of total sales and operating income of all business category segments, with no other segments to be reported on the basis of disclosure rules. Therefore, this information is not applicable to Nintendo's business.

2. Segment Information by Seller's Location

Year ended March 31, 2006 million yen

	Japan	The Americas	Europe	Other	Total	Eliminations or corporate	Consolidated
I Net sales							
(1) Sales to third parties	161,929	210,493	129,869	6,956	509,249	-	509,249
(2) Inter-segment sales	249,890	1,996	8	77	251,974	(251,974)	-
Total	411,819	212,490	129,878	7,034	761,223	(251,974)	509,249
Operating expenses	330,148	212,010	128,694	6,930	677,783	(258,883)	418,900
Operating income	81,671	480	1,183	104	83,439	6,909	90,349
II Assets	975,312	145,474	68,729	3,151	1,192,666	(31,963)	1,160,703

Year ended March 31, 2007 million yen

	Japan	The Americas	Europe	Other	Total	Eliminations or corporate	Consolidated
I Net sales							
(1) Sales to third parties	331,385	352,377	266,156	16,614	966,534	-	966,534
(2) Inter-segment sales	567,384	2,345	15	121	569,866	(569,866)	-
Total	898,770	354,723	266,171	16,735	1,536,401	(569,866)	966,534
Operating expenses	686,529	340,345	249,219	16,833	1,292,928	(552,418)	740,509
Operating income (losses)	212,240	14,378	16,952	(98)	243,472	(17,448)	226,024
II Assets	1,335,389	247,508	157,054	15,247	1,755,200	(179,603)	1,575,597

3. Overseas sales

Year ended March 31, 2006 million yen

	The Americas	Europe	Other	Total
I Overseas sales	211,195	129,884	11,532	352,611
II Consolidated net sales				509,249
III Ratio of overseas sales to consolidated net sales	41.5%	25.5%	2.2%	69.2%

Year ended March 31, 2007 million yen

	The Americas	Europe	Other	Total
I Overseas sales	353,242	266,205	23,602	643,050
II Consolidated net sales				966,534
III Ratio of overseas sales to consolidated net sales	36.5%	27.5%	2.5%	66.5%

NON-CONSOLIDATED BALANCE SHEETS

Description \ Date	As of March 31, 2006		**As of March 31, 2007**		Increase (decrease)
	Amount	%	Amount	%	Amount
(Assets)	million yen		million yen		million yen
I **Current assets**					
1 Cash and deposits	727,679		796,140		68,460
2 Notes receivable	1,345		1,517		172
3 Trade accounts receivable	39,678		192,654		152,975
4 Securities	17,305		55,990		38,685
5 Finished goods	2,934		14,256		11,321
6 Raw materials	10,437		5,146		(5,290)
7 Goods in process	95		267		172
8 Supplies	210		563		353
9 Deferred income taxes	16,135		22,002		5,867
10 Other current assets	40,417		92,331		51,914
11 Allowance for doubtful accounts	(1)		(2)		(0)
Total current assets	**856,237**	**85.4**	**1,180,869**	**86.4**	**324,631**
II **Fixed assets**					
1 Property, plant and equipment					
(1) Buildings	12,951		12,631		(320)
(2) Structures	321		283		(37)
(3) Machinery and equipment	181		271		90
(4) Automobiles	20		39		19
(5) Furniture and fixtures	1,568		3,037		1,468
(6) Land	25,182		25,077		(104)
Total property, plant and equipment	40,225	4.0	41,341	3.1	1,115
2 Intangible assets					
(1) Software	261		286		24
(2) Other intangible assets	9		51		41
Total intangible assets	270	0.0	337	0.0	66
3 Investments and other assets					
(1) Investments in securities	53,949		84,992		31,042
(2) Investment securities of affiliates	19,138		22,185		3,046
(3) Investments in affiliates	10,419		10,419		-
(4) Non-current receivable	2,718		10		(2,708)
(5) Deferred income taxes	7,685		10,434		2,749
(6) Other investments and other assets	15,077		15,687		609
(7) Allowance for doubtful accounts	(2,717)		(10)		2,707
Total investments and other assets	106,271	10.6	143,719	10.5	37,448
Total fixed assets	**146,767**	**14.6**	**185,398**	**13.6**	**38,630**
Total assets	**1,003,005**	**100.0**	**1,366,267**	**100.0**	**363,262**

Description \ Date	As of March 31, 2006 Amount	%	As of March 31, 2007 Amount	%	Increase (decrease) Amount
	million yen		million yen		million yen
(Liabilities)					
I Current liabilities					
1 Notes payable	4,140		8,919		4,778
2 Trade accounts payable	75,932		287,029		211,096
3 Other accounts payable	10,900		21,837		10,937
4 Accrued income taxes	42,440		78,294		35,853
5 Advances received	228		4,591		4,363
6 Reserve for bonuses	1,732		1,779		47
7 Other current liabilities	10,284		16,058		5,774
Total current liabilities	**145,659**	**14.5**	**418,510**	**30.6**	**272,851**
II Non-current liabilities					
1 Non-current accounts payable	844		680		(163)
Total non-current liabilities	**844**	**0.1**	**680**	**0.1**	**(163)**
Total liabilities	**146,503**	**14.6**	**419,191**	**30.7**	**272,688**
(Shareholders' equity)					
I Common stock	**10,065**	**1.0**	-	-	-
II Additional paid-in capital					
1 Capital reserve	11,584		-		-
2 Other additional paid-in capital					
(1) Gain on disposal of treasury stock	0		-		-
Total additional paid-in capital	**11,585**	**1.2**	-	-	-
III Retained earnings					
1 Legal reserve	2,516		-		-
2 Optional reserve					
(1) Special reserve	44		-		-
(2) General reserve	810,000		-		-
3 Unappropriated	166,686		-		-
Total retained earnings	**979,247**	**97.6**	-	-	-
IV Unrealized gains on other securities	**10,716**	**1.1**	-	-	-
V Treasury stock, at cost	**(155,112)**	**(15.5)**	-	-	-
Total shareholders' equity	**856,501**	**85.4**	-	-	-
Total liablities and shareholders' equity	**1,003,005**	**100.0**	-	-	-

Description \ Date	As of March 31, 2006		**As of March 31, 2007**		Increase (decrease)
	Amount	%	Amount	%	Amount
(Net assets)	million yen		million yen		million yen
I Owners' equity					
1 Common stock	-		10,065		-
2 Additional paid-in capital					
(1) Capital reserve	-		11,584		-
(2) Other additional paid-in capital	-		2		-
Total additional paid-in capital	-		11,586		-
3 Retained earnings					
(1) Legal reserve	-		2,516		-
(2) Other retained earnings					
Special reserve	-		40		-
General reserve	-		860,000		-
Unappropriated retained earnings	-		209,368		-
Total other retained earnings	-		1,069,408		-
Total retained earnings	-		1,071,925		-
4 Treasury stock	-		(155,396)		-
Total owners' equity	-	-	**938,181**	**68.7**	-
II Valuation and translation adjustments					
1 Unrealized gains on other securities	-		8,895		-
Total valuation and translation adjustments	-	-	8,895	0.6	-
Total net assets	-	-	**947,076**	**69.3**	-
Total liabilities and net assets	-	-	**1,366,267**	**100.0**	-

NON-CONSOLIDATED STATEMENTS OF INCOME

Description \ Period	Year Ended March 31, 2006		Year Ended March 31, 2007		Increase (decrease)	
	Amount	%	Amount	%	Amount	%
	million yen		million yen		million yen	
I Net sales	411,770	100.0	898,639	100.0	486,869	118.2
II Cost of sales	261,855	63.6	596,507	66.4	334,651	127.8
Gross margin	**149,914**	**36.4**	**302,132**	**33.6**	**152,217**	**101.5**
III Selling, general, and administrative expenses	68,366	16.6	89,843	10.0	21,476	31.4
Operating income	**81,547**	**19.8**	**212,288**	**23.6**	**130,741**	**160.3**
IV Other income	**68,472**	**16.6**	**52,423**	**5.8**	**(16,049)**	**(23.4)**
1 Interest income	18,144		24,055		5,911	
2 Dividend income	678		543		(135)	
3 Foreign exchange gains	47,932		23,131		(24,801)	
4 Other	1,716		4,692		2,975	
V Other expenses	**580**	**0.1**	**1,308**	**0.1**	**728**	**125.4**
1 Sales discount	561		1,233		671	
2 Other	19		75		56	
Income before income taxes and extraordinary items	**149,439**	**36.3**	**263,403**	**29.3**	**113,963**	**76.3**
VI Extraordinary gains	**6,468**	**1.6**	**4,056**	**0.4**	**(2,411)**	**(37.3)**
1 Reversal of allowance for doubtful accounts	73		2,912		2,838	
2 Reversal of unrealized losses on investments in securities	1,408		-		(1,408)	
3 Gains on sales of fixed assets	6		252		245	
4 Gains on sales of investments in securities	3,653		891		(2,761)	
5 Gains on redemption of investments in securities	82		-		(82)	
6 Gains on liquidation of affiliates	5		-		(5)	
7 Reversal of reserve for directors' retirement and severance benefits	1,236		-		(1,236)	
VII Extraordinary losses	**1,648**	**0.4**	**2,067**	**0.2**	**418**	**25.4**
1 Losses on disposal of fixed assets	31		51		20	
2 Unrealized losses on investments in securities	1,383		335		(1,047)	
3 Unrealized losses on investments in affiliates	-		1,679		1,679	
4 Losses on sales of investments in securities	233		-		(233)	
Income before income taxes	**154,258**	**37.5**	**265,392**	**29.5**	**111,133**	**72.0**
Provision for income taxes and enterprise taxes	67,297	16.4	112,221	12.5	44,924	66.8
Prior year income taxes	-	-	17,798	1.9	17,798	-
Income taxes deferred	(4,623)	(1.1)	(7,371)	(0.8)	(2,748)	59.4
Net income	**91,585**	**22.2**	**142,743**	**15.9**	**51,158**	**55.9**
Retained earnings brought forward	84,055		-		-	
Interim cash dividend	8,954		-		-	
Unappropriated retained earnings	**166,686**		-		-	

NON-CONSOLIDATED APPROPRIATION STATEMENT

	Approved on June 29, 2006 at the Annual General Meeting of Shareholders
	Amount
	million yen
I Unappropriated retained earnings	166,686
II Reversal of special reserve	
1 Transfer from reserve for deferred fixed assets	2
Total	166,688
III Allocation	
1 Cash dividends	40,932
2 Directors' bonuses	180
3 Optional reserve	
(1) General reserve	50,000
Total	91,112
IV Retained earnings - carried forward	75,576

NON-CONSOLIDATED STATEMENT OF NET ASSETS

Year ended March 2007 (April 1, 2006 - March 31, 2007)

million yen

	Owners' equity		
		Additional paid-in capital	
	Common stock	Capital reserve	Other additional paid-in capital
Balance as of March 31, 2006	10,065	11,584	0
Amount of changes in the fiscal year			
* Reversal of special reserve	-	-	-
Reversal of special reserve	-	-	-
* Dividends from retained earnings	-	-	-
Dividends from retained earnings	-	-	-
* Directors' bonuses	-	-	-
* General reserve	-	-	-
Net income	-	-	-
Purchase of treasury stock	-	-	-
Disposal of treasury stock	-	-	1
Net amount of changes in the fiscal year other than owners' equity	-	-	-
Total amount of changes in the fiscal year	-	-	1
Balance as of March 31, 2007	10,065	11,584	2

million yen

	Owners' equity						Valuation and translation adjustments
	Retained earnings				Treasury stock	Total owners' equity	Unrealized gains on other securities
		Other retained earnings					
	Legal reserve	Special reserve	General reserve	Unappropriated retained earnings			
Balance as of March 31, 2006	2,516	44	810,000	166,686	(155,112)	845,785	10,716
Amount of changes in the fiscal year							
* Reversal of special reserve	-	(2)	-	2	-	-	-
Reversal of special reserve	-	(2)	-	2	-	-	-
* Dividends from retained earnings	-	-	-	(40,932)	-	(40,932)	-
Dividends from retained earnings	-	-	-	(8,953)	-	(8,953)	-
* Directors' bonuses	-	-	-	(180)	-	(180)	-
* General reserve	-	-	50,000	(50,000)	-	-	-
Net income	-	-	-	142,743	-	142,743	-
Purchase of treasury stock	-	-	-	-	(284)	(284)	-
Disposal of treasury stock	-	-	-	-	1	2	-
Net amount of changes in the fiscal year other than owners' equity	-	-	-	-	-	-	(1,821)
Total amount of changes in the fiscal year	-	(4)	50,000	42,681	(283)	92,395	(1,821)
Balance as of March 31, 2007	2,516	40	860,000	209,368	(155,396)	938,181	8,895

[Note] *Allocated at the annual general meeting of shareholders' held in June 2006.

Others

(1)Consolidated sales information

million yen

Business category	Main products		Year ended March 31, 2006	Year ended March 31, 2007
Electronic entertainment products	Hardware			
		Handheld	223,869	374,063
		Console	24,668	156,478
		Others	32,947	54,258
	Hardware total		281,484	584,800
	Software			
		Handheld	172,661	291,916
		Console	50,503	82,361
		Royalty, content income, etc.	2,423	5,301
	Software total		225,588	379,578
	Electronic entertainment products total		507,072	964,379
Other	Playing cards, Karuta, etc.		2,176	2,154
Total			509,249	966,534

(2)Other consolidated information

million yen

		Year ended March 31, 2006	Year ended March 31, 2007	Year ending March 31, 2008
Capital investments		5,597	11,232	10,000
Depreciation expenses of tangible assets		3,442	5,093	6,500
Research and development expenses		30,596	37,725	45,000
Marketing expenses		55,442	82,339	90,000
Foreign exchange gains		45,515	25,741	-
Foreign exchange losses		-	-	20,000
Number of employees (At year-end)		3,150	3,373	-
Average exchange rates	1 US $ =	113.31 yen	117.02 yen	115.00 yen
	1 Euro =	137.86 yen	150.09 yen	150.00 yen

(3)Balance of assets in major foreign currencies without exchange contracts (Non-consolidated)

million U.S. dollars / euros

		As of March 31, 2006		As of March 31, 2007		As of March 31, 2008
		Balance	Exchange rate	Balance	Exchange rate	Estimated exchange rates
US $	Cash and deposits	2,935	1 US $ =	2,940	1 US $ =	1 US $ =
	Trade accounts receivable	116	117.47 yen	779	118.05 yen	115.00 yen
Euro	Cash and deposits	807	1 Euro =	693	1 Euro =	1 Euro =
	Trade accounts receivable	106	142.81 yen	522	157.33 yen	150.00 yen

(Note) Trade accounts payable as of March 31, 2007 : 238 million U.S. dollars.

(4) Consolidated sales units, number of new titles, and sales unit forecast

Sales Units in Ten Thousands
Number of New Titles Released

			Year ended Apr.-Mar. '06	Year ended Apr.-Mar. '07	Life-to-date Mar. '07	Forecast Apr. '07-Mar. '08
Game Boy Advance	Hardware	Japan	100	11	1,666	
		The Americas	472	300	4,110	
		Other	261	122	2,171	
		Total	833	434	7,946	-
of which Game Boy Advance SP		Japan	42	8	650	
		The Americas	426	252	2,347	
		Other	176	109	1,195	
		Total	644	369	4,192	
of which Game Boy Micro		Japan	58	3	61	
		The Americas	47	48	95	
		Other	79	8	87	
		Total	183	59	242	
	Software	Japan	728	255	7,236	
		The Americas	3,534	2,599	20,857	
		Other	1,674	999	8,532	
		Total	5,936	3,853	36,625	800
	New titles	Japan	76	16	786	
		The Americas	170	126	992	
		Other	170	109	904	
Nintendo DS	Hardware	Japan	478	912	1,602	
		The Americas	292	663	1,174	
		Other	376	781	1,252	
		Total	1,146	2,356	4,029	2,200
of which Nintendo DS Lite		Japan	58	890	948	
		The Americas	-	641	641	
		Other	-	596	596	
		Total	58	2,128	2,185	
	Software	Japan	2,152	4,977	7,511	
		The Americas	1,608	3,720	5,803	
		Other	1,235	3,658	5,085	
		Total	4,995	12,355	18,398	13,000
	New titles	Japan	147	272	445	
		The Americas	97	157	272	
		Other	84	162	262	
Nintendo GameCube	Hardware	Japan	20	2	402	
		The Americas	172	63	1,281	
		Other	44	8	476	
		Total	235	73	2,159	-
	Software	Japan	298	44	2,741	
		The Americas	2,388	1,448	13,613	
		Other	592	188	4,234	
		Total	3,279	1,680	20,588	350
	New titles	Japan	37	7	275	
		The Americas	84	40	549	
		Other	67	28	452	
Wii	Hardware	Japan	-	200	200	
		The Americas	-	237	237	
		Other	-	147	147	
		Total	-	584	584	1,400
	Software	Japan	-	612	612	
		The Americas	-	1,449	1,449	
		Other	-	823	823	
		Total	-	2,884	2,884	5,500
	New titles	Japan	-	38	38	
		The Americas	-	47	47	
		Other	-	45	45	

[Notes]

*1 New titles-Other include new titles in the European and Australian markets.

*2 The software forecast figures do not include quantity bundled with hardware.

Nintendo Co., Ltd.

Fiscal Year Ended March 31, 2007

Supplementary Information about Earnings Release

[Note]
Forecasts announced by Nintendo Co., Ltd. herein are prepared based on management's assumptions with information available at this time and therefore involve known and unknown risks and uncertainties. Please note such risks and uncertainties may cause the actual results to be materially different from the forecasts (earnings forecast, dividend forecast and other forecasts).

Quarterly Consolidated Statements of Income Transition

million yen

	FY3/2006					FY3/2007				
	1Q	2Q	3Q	4Q	Total	1Q	2Q	3Q	4Q	Total
Net sales	70,684	105,680	235,975	96,909	509,249	130,919	167,897	413,772	253,944	966,534
Cost of sales	41,842	61,612	133,868	56,811	294,133	67,876	95,097	248,887	156,860	568,722
Gross margin	28,842	44,068	102,106	40,098	215,115	63,043	72,799	164,884	97,084	397,812
(Gross margin ratio)	(40.8%)	(41.7%)	(43.3%)	(41.4%)	(42.2%)	(48.2%)	(43.4%)	(39.8%)	(38.2%)	(41.2%)
Selling, general, and administrative expenses	25,087	28,209	38,936	32,532	124,766	34,241	34,489	64,362	38,694	171,787
Operating income	3,754	15,858	63,170	7,565	90,349	28,802	38,309	100,521	58,390	226,024
(Operating income ratio)	(5.3%)	(15.0%)	(26.8%)	(7.8%)	(17.7%)	(22.0%)	(22.8%)	(24.3%)	(23.0%)	(23.4%)
Other income	17,724	19,618	26,925	6,628	70,897	7,708	20,249	25,835	10,036	63,830
(of which foreign exchange gains)	(11,405)	(12,745)	(21,075)	(289)	(45,515)	(-)	(10,057)	(16,011)	(-327)	(25,741)
Other expenses	92	39	225	129	487	3,840	-3,446	320	301	1,015
(of which foreign exchange losses)	(-)	(-)	(-)	(-)	(-)	(3,462)	(-3,462)	(-)	(-)	(-)
Income before income taxes and extraordinary items	21,386	35,438	89,870	14,064	160,759	32,670	62,006	126,036	68,126	288,839
(Income before income taxes and extraordinary items ratio)	(30.3%)	(33.5%)	(38.1%)	(14.5%)	(31.6%)	(25.0%)	(36.9%)	(30.5%)	(26.8%)	(29.9%)
Extraordinary gains	1,978	2,592	2,317	471	7,360	6	246	794	434	1,482
Extraordinary losses	1	250	3	1,393	1,648	123	-122	26	693	720
Income before income taxes and minority interests	23,363	37,780	92,183	13,143	166,470	32,553	62,375	126,804	67,867	289,601
Income taxes	9,258	15,283	36,633	6,962	68,138	17,012	23,589	49,244	25,500	115,348
Minority interests	-10	-13	-10	-12	-46	-10	-8	-11	-7	-37
Net income	14,115	22,510	55,560	6,192	98,378	15,551	38,793	77,571	42,374	174,290
(Net income ratio)	(20.0%)	(21.3%)	(23.5%)	(6.4%)	(19.3%)	(11.9%)	(23.1%)	(18.7%)	(16.7%)	(18.0%)

Consolidated Sales Units of "Nintendo DS" (FY3/2007)

1.Hardware

units in ten thousands



350
300
250
200
150
100
50
0

	1Q	2Q	3Q	4Q
■Japan	234	228	292	159
□The Americas	78	161	267	157
▣Other	142	166	321	152

2.Software

units in ten thousands



2,500
2,000
1,500
1,000
500
0

	1Q	2Q	3Q	4Q
■Japan	908	1,156	1,922	991
□The Americas	438	756	1,678	848
▣Other	489	570	1,463	1,136

Consolidated Sales Units of "Wii" (FY3/2007)

1.Hardware

units in ten thousands


140
120
100
80
60
40
20
0

	3Q	4Q
Japan	114	86
The Americas	125	112
Other	80	67

2.Software

units in ten thousands


1,000
900
800
700
600
500
400
300
200
100
0

	3Q	4Q
Japan	433	179
The Americas	902	547
Other	416	406

Consolidated Sales Transition by Regions

units in ten thousands

			FY3/2001	FY3/2002	FY3/2003	FY3/2004	FY3/2005	FY3/2006	FY3/2007	Life to date
Japan										
Game Boy Advance		Hardware	106	492	408	315	234	100	11	1,666
		of which SP			*82*	*286*	*232*	*42*	*8*	*650*
		Software	271	1,024	1,693	1,712	1,554	728	255	7,236
Nintendo DS		Hardware					212	478	912	1,602
		of which DS Lite						*58*	*890*	*948*
		Software					382	2,152	4,977	7,511
Nintendo GameCube		Hardware		157	90	99	34	20	2	402
		Software		406	633	850	509	298	44	2,741
Wii		Hardware							200	200
		Software							612	612
Overseas										
Game Boy Advance	Hardware	The Americas		757	780	945	856	472	300	4,110
		of which SP			*83*	*795*	*791*	*426*	*252*	*2,347*
		Other	1	460	377	500	449	261	122	2,171
		of which SP			*46*	*424*	*440*	*176*	*109*	*1,195*
		Total	1	1,217	1,157	1,444	1,305	734	423	6,281
		of which SP			*128*	*1,219*	*1,231*	*602*	*361*	*3,542*
	Software	The Americas		2,338	3,066	4,243	5,077	3,534	2,599	20,857
		Other	1	1,343	1,153	1,535	1,826	1,674	999	8,532
		Total	1	3,682	4,219	5,778	6,903	5,208	3,598	29,389
Nintendo DS	Hardware	The Americas					219	292	663	1,174
		of which DS Lite							*641*	*641*
		Other					95	376	781	1,252
		of which DS Lite							*596*	*596*
		Total					314	668	1,444	2,426
		of which DS Lite							*1,238*	*1,238*
	Software	The Americas					475	1,608	3,720	5,803
		Other					192	1,235	3,658	5,085
		Total					667	2,843	7,377	10,887
Nintendo GameCube	Hardware	The Americas		222	291	272	261	172	63	1,281
		Other		1	194	132	98	44	8	476
		Total		223	485	403	358	216	71	1,756
	Software	The Americas		1,027	2,596	2,835	3,318	2,388	1,448	13,613
		Other		3	1,385	1,052	1,015	592	188	4,234
		Total		1,030	3,981	3,886	4,333	2,980	1,636	17,847
Wii	Hardware	The Americas							237	237
		Other							147	147
		Total							384	384
	Software	The Americas							1,449	1,449
		Other							823	823
		Total							2,271	2,271

[Note] The figures above are rounded to the nearest ten thousands.

Million-Seller Titles of NINTENDO Products

FY3/2007

units in ten thousands

	FY3/2007			Life-to-date
	Total	of which Japan	of which Overseas	Total
Game Boy Advance				
Pokémon Mystery Dungeon: Red Rescue Team	**153**	0	153	**220**
Pokémon FireRed/LeafGreen	**148**	18	130	**1,066**
Pokémon Emerald	**113**	18	96	**632**
Nintendo DS				
New Super Mario Bros.	**950**	446	504	**950**
Nintendogs	**695**	46	649	**1,360**
Brain Age: Train Your Brain in Minutes a Day	**568**	143	425	**770**
Pokémon Diamond/Pearl	**521**	517	4	**521**
Animal Crossing: Wild World	**392**	170	222	**748**
Mario Kart DS	**281**	99	182	**703**
Motto No wo Kitaeru Otona no DS Training	**239**	239	-	**430**
Pokémon Mystery Dungeon: Blue Rescue Team	**227**	0	227	**303**
Big Brain Academy	**223**	29	194	**342**
Yoshi's Island DS	**188**	58	130	**188**
Tetris DS	**165**	112	53	**190**
Kirby: Squeak Squad	**160**	106	54	**160**
English Training	**155**	100	55	**250**
Otona no Joshikiryoku Training DS	**146**	146	-	**146**
Mario Hoops 3-on-3	**130**	49	81	**130**
Nintendo GameCube				
The Legend of Zelda : Twilight Princess	**132**	7	125	**132**
Wii				
Wii Sports	**527**	143	384	**527**
The Legend of Zelda : Twilight Princess	**327**	56	271	**327**
Wii Play (Wii Remote bundled)	**262**	121	141	**262**
Wario Ware: Smooth Moves	**169**	72	97	**169**

[Note] Software units include quantity bundled with hardware.

Foreign Currency Transaction Information

	FY3/2007			
	1Q	2Q	3Q	4Q
Consolidated Net Sales in Foreign Currencies				
U.S. Dollar	2.8 billion			
Euro	1.7 billion			

yen

	FY3/2007				Previous year
	1Q	2Q	3Q	4Q	
Average Exchange Rates					
1 U.S. Dollar =	114.50				113.31
	115.38				
	116.19				
	117.02				
1 Euro =	143.78				137.86
	145.97				
	147.96				
	150.09				

million dollars/euros

	FY3/2007			
	2006/6/30	2006/9/30	2006/12/31	2007/3/31
Balance of Assets in Major Foreign Currencies without Exchange Contract (Non-consolidated)				
Cash and deposits (U.S.$)	3,015	2,934	2,904	2,940
Trade accounts receivable (U.S.$)	190	499	977	779
Cash and deposits (Euro)	928	752	968	693
Trade accounts receivable (Euro)	219	271	531	522

[Note] Trade accounts payable (U.S.$) as of Dec. 31, 2006: US$287 million, and as of Mar. 31, 2007: US$ 238 million.

	FY3/2007			
	1Q	2Q	3Q	4Q
Purchases in U.S. Dollars	1.2 billion			

yen

	FY3/2007				Previous year
	2006/6/30	2006/9/30	2006/12/31	2007/3/31	
Exchange Rates					
1U.S.$ =	115.24	117.90	119.11	118.05	117.47
1 Euro =	146.00	149.77	156.50	157.33	142.81

Launch Dates of Primary NINTENDO Products by Region (Apr.2006-Mar.2007)

		Game Boy Advance		Nintendo DS	
Region	Category	Title	Launch Date	Title	Launch Date
Japan	(Hardware)				
	(Software)	Eyeshield 21 DEVILBATS DEVILDAYS	2006/4/6	Densetsu no Stafy 4	2006/4/13
		EarthBound 3	2006/4/20	Kanji Sonomama DS Rakubiki Jiten	2006/4/13
		Karuchobit	2006/5/18	Tabi no Yubisashi KaiwachoDS DSseries1-3	2006/4/20
		bit Generations dotstream	2006/7/13	Tabi no Yubisashi KaiwachoDS DSseries4-5	2006/4/27
		bit Generations BOUNDISH	2006/7/13	Tetris DS	2006/4/27
		bit Generations DIALHEX	2006/7/13	New Super Mario Bros.	2006/5/25
		bit Generations COLORIS	2006/7/27	Metroid Prime Hunters	2006/6/1
		bit Generations ORBITAL	2006/7/27	Shaberu! DS Oryori Navi	2006/7/20
		bit Generations DIGIDRIVE	2006/7/27	Mario Hoops 3-on-3	2006/7/27
		bit Generations Soundvoyager	2006/7/27	Star Fox Command	2006/8/3
		Rhythm Tengoku	2006/8/3	Pokémon Diamond	2006/9/28
				Pokémon Pearl	2006/9/28
				Otona no Jyoushikiryoku Training DS	2006/10/26
				Kirby: Squeak Squad	2006/11/2
				Jump Ultimate Stars	2006/11/23
				Kenko Oen Recipe1000 DS Kondatezen	2006/12/7
				Touch de Tanoshimu Hyakuninisshu DS Sigureden	2006/12/14
				Wario: Master of Disguise	2007/1/18
				Hotel Dusk: Room 215	2007/1/25
				Picross DS	2007/1/25
				Jet Impulse	2007/2/8
				Yoshi's Island DS	2007/3/8
				Motto Eigoduke	2007/3/29
The United States	(Hardware)			Nintendo DS Lite	2006/6/11
	(Software)	Pokémon Mystery Dungeon: Red Rescue Team	2006/9/18	Brain Age: Train Your Brain in Minutes a Day !	2006/4/17
		Final Fantasy V Advance	2006/11/6	New Super Mario Bros.	2006/5/15
		Final Fantasy VI Advance	2007/2/5	Big Brain Academy	2006/6/5
				Magnetica	2006/6/5
				Star Fox Command	2006/8/28
				Mario Hoops 3-on-3	2006/9/11
				Pokémon Mystery Dungeon: Blue Rescue Team	2006/9/18
				Mario vs. Donkey Kong 2: March of the Minis	2006/9/25
				Magical Starsign	2006/10/23
				Pokémon Ranger	2006/10/30
				Children of Mana	2006/10/30
				Yoshi's Island DS	2006/11/13
				Kirby: Squeak Squad	2006/12/4
				Hotel Dusk: Room 215	2007/1/22
				Diddy Kong Racing DS	2007/2/5
				Wario: Master of Disguise	2007/3/5
				Custom Robo Arena	2007/3/19
Europe	(Hardware)			Nintendo DS Lite	2006/6/23
	(Software)	Polarium Advance	2006/4/7	Tetris DS	2006/4/21
		Final Fantasy IV Advance	2006/6/2	Pokémon Link!	2006/5/5
		Pokémon Mystery Dungeon: Red Rescue Team	2006/11/10	Metroid Prime Hunters	2006/5/5
				Super Princess Peach	2006/5/26
				DR.KAWASHIMA'S BRAIN TRAINING HOW OLD IS YOUR BRAIN?	2006/6/6
				Nintendogs Darmatian & Friends	2006/6/16
				New Super Mario Bros.	2006/6/30
				Big Brain Academy	2006/7/7
				English Training	2006/10/13
				Pokémon Mystery Dungeon: Blue Rescue Team	2006/11/10
				Yoshi's Island DS	2006/12/1
				Children of Mana	2007/1/12
				Star Fox Command	2007/1/26
				Actionloop	2007/1/26
				Magical Starsign	2007/2/9
				Mario Slam Basketball	2007/2/16
				Mario vs. Donkey Kong 2: Match of the Minis	2007/3/9

Notes: Launch dates may be different within the United States and Europe regions depending on territories or countries.

Launch Dates of Primary NINTENDO Products by Region (Apr.2006-Mar.2007)

Region	Category	Nintendo GameCube Title	Launch Date	Wii Title	Launch Date
Japan	(Hardware)			Wii	2006/12/2
	(Software)	Odama	2006/4/13	Wii Sports	2006/12/2
		The Legend of Zelda : Twilight Princess	2006/12/2	Wario Ware: Smooth Moves	2006/12/2
				The Legend of Zelda : Twilight Princess	2006/12/2
				Wii Play (Wii Remote bundled)	2006/12/2
				Pokémon Battle Revolution	2006/12/14
				Excite Truck	2007/1/18
				Fire Emblem Akatsuki no Megami	2007/2/22
				Eyeshield 21 Field Saikyo no Senshitachi	2007/3/8
The United States	(Hardware)			Wii (Wii Sports bundled)	2006/11/19
	(Software)	Odama	2006/4/10	The Legend of Zelda : Twilight Princess	2006/11/19
		Baten Kaitos Origins	2006/9/25	Excite Truck	2006/11/19
		The Legend of Zelda : Twilight Princess	2006/12/11	Wario Ware: Smooth Moves	2007/1/15
				Wii Play (Wii Remote bundled)	2007/2/12
Europe	(Hardware)			Wii (Wii Sports bundled)	2006/12/8
	(Software)	Chibi-Robo!	2006/5/26	The Legend of Zelda : Twilight Princess	2006/12/8
		The Legend of Zelda : Twilight Princess	2006/12/15	Wii Play (Wii Remote bundled)	2006/12/8
				Wario Ware: Smooth Moves	2007/1/12
				Excite Truck	2007/2/16

Notes: Launch dates may be different within the United States and Europe regions depending on territories or countries.

Launch Schedule of Primary NINTENDO Products by Region (Apr. 2007～)

Region	Category	Nintendo DS Title	Launch Date	Wii Title	Launch Date
Japan	(Hardware)				
	(Software)	Mario vs. Donkey Kong 2: March of the Minis	2007/4/12	Super Paper Mario	2007/4/19
		Clubhouse Games	2007/4/19	Big Brain Academy: Wii Degree	2007/4/26
		Planet Puzzle League	2007/4/26	Donkey Kong Taru Jet Race	2007/6/28
		Moero! Nekketsu Rhythm Damashii Osu! Tatakae! Oendan 2	2007/5/17	Wii Health Pack(Temp)	2007
		Kurikin Nano Island Story	2007/5/24	Disaster (Temp)	2007
		Mirutikara wo Jissen de Kitaeru DS Medikara Training	2007/5/31	Mario Party 8	2007
		Sujin Taisen	2007/6/7	Project H.A.M.M.E.R (Temp)	2007
		The Legend of Zelda: Phantom Hourglass	2007/6/23	Wii Music (Temp)	2007
		Pokémon Fushigi no Dungeon A (Temp)	2007	Super Mario Galaxy (Temp)	2007
		Pokémon Fushigi no Dungeon B (Temp)	2007	Super Smash Bros. Brawl (Temp)	2007
		ARCHAIC SEALED HEAT	2007	Battalion Wars 2 (Temp)	2007
		Mario & Sonic in Beijing Olympic Games (Temp)	2007	Forever Blue (Temp)	2007
		DS Bimoji Training (Temp)	TBA	Mario Strikers Charged	2007
		Chibi-Robo! DS (Temp)	TBA	Metroid Prime 3 Corruption	2007
		Bumbura Donkey DS (Temp)	TBA	Mario & Sonic in Beijin Orimpic (Temp)	2007
				Animal Crossing (Temp)	TBA
				Hoshi no Kirby (Temp)	TBA
The United States	(Hardware)				
	(Software)	Pokémon Pearl	2007/4/22	Super Paper Mario	2007/4/9
		Pokémon Diamond	2007/4/22	Mario Party 8	2007/5/29
		Planet Puzzle League	2007/6/4	Big Brain Academy: Wii Degree	2007/6/11
		The Legend of Zelda: Phantom Hourglass	2007 Holiday	Pokémon Battle Revolution	2007/6/25
		DK King of Swing DS (Temp)	TBA	Mario Strikers Charged	2007 Summer
		DS Air (Temp)	TBA	Super Mario Galaxy	TBA
		Chibi-Robo Park Patrol	TBA	Battalion Wars 2	TBA
				Disaster: Day of Crisis	TBA
				Project H.A.M.M.E.R.	TBA
				Super Smash Bros. Brawl	TBA
				Metroid Prime 3: Corruption	TBA
Europe	(Hardware)				
	(Software)	Pokémon Ranger	2007/4/13	Mario Strikers Charged Football	2007/5/25
		Hotel Dusk: Room 215	2007/4/13	Pangya! Golf with Style	2007/6
		Diddy Kong Racing DS	2007/4/20		
		Picross DS	2007/5/11		
		Custom Robo Arena	2007/5/25		
		Wario: Master of Disguise	2007/6		
		Kirby Mouse Attack	2007/6		
		Metroid Prime Pinball	2007/6		
		Puzzle League DS (Temp)	2007/6		

Notes: Launch dates and titles etc. are subject to change

Launch dates may be different within the Americas and Europe regions depending on territories or countries.

Upcoming Third-Party Software Lineup (extracts)

Nintendo DS

Title	Third-Party Publisher	Launch Date
Japan		
Phoenix Wright 4	Capcom	2007/4/12
Nodame Cantabile	NAMCO BANDAI Games	2007/4/19
FINALFANTASYXII REVANANT WINGS	Square Enix	2007/4/26
Momotaro-Dentetsu DS~TOKYO & JAPAN	Hudson	2007/4/26
CUSTOMBEATBATTLE DRAGLADE	Banpresto	2007/5/17
ITADAKI STREET DS	Square Enix	2007/6/21
SHABERU!DS ORYOURINAVI MARUGOTO TEIKOKU HOTEL	Koei	2007/6
Treasure Gaust Gaust Diver- Crimson Red/Deep Blue	NAMCO BANDAI Games	2007/7/5
Mega Man ZX Advent	Capcom	2007/7/12
KAITE SYABETTE HAJIMEYO! Monster Farm DS	Tecmo	2007/7/12
KOCHUOUJYA MUSHIKING SUPERCOLLECTION	Sega	2007/7/19
Dokodemo YOGA	Konami Digital Entertainment	2007/7
Harry Potter AND THE ORDER OF THE PHOENIX	EA	2007 Summer
Touch! Bomberman Land -Miracle World of Star Bomberman-	Hudson	2007 Summer
SD GUNDAM GGENERATION CROSS DRIVE	NAMCO BANDAI Games	2007 Summer
My Sims	EA	2007 Fall
Romance of the Three Kingdoms DS 2	Koei	2007
SUBARASHIKIKONOSEKAI	Square Enix	2007
FINALFANTASYTACTICSA2 HUKETUNOGURIMOA	Square Enix	2007
DRAGON QUEST IX	Square Enix	2007
KODAIOUJYA KYORYUKING	Sega	2007
NARUTO SHIPPUDEN SAIKYONINJYADAIKESSYU5	Tomy Company	2007
NINJA GAIDEN Dragon Sword	Tecmo	2007
RUNE FACTORY2	Marvelous Interactive	2007
Overseas~(North America)		
Pirates of the Caribbean: At World's End	Disney	2007/5/22
Surf's Up	Ubi	2007/5/22
Shrek The Third	Activision	2007/5
Spider-man 3	Activision	2007/5
Pony Friends	Eidos	2007/5
The New York Times Crosswords	Majesco	2007/5
The Settlers	Ubi	2007/5
Touchmaster	Midway	2007/6/12
Transformers The Movie: Autobots	Activision	2007/6
Transformers The Movie: Decepticons	Activision	2007/6
Harry Potter and Order of Phoenix	EA	2007/6
High School Musical	Disney	2007/7/31
Madden '08	EA	2007/8
Heroes of Mana	Square Enix	2007/8
FIFA '08	EA	2007/9
Brothers in Arms	Ubi	2007 Summer
Jam Session	Ubi	2007 Summer
Bee Movie	Activision	2007/10
Looney Tunes	Warner	2007/3Q
Bratz	THQ	2007/3Q-4Q
Cars 2	THQ	2007/3Q-4Q
Juiced 2	THQ	2007/3Q-4Q
Mario & Sonic at the Olympic Games	Sega	2007/4Q
Ninja Gaiden - Dragon Sword	Tecmo	2007/4Q
Crash of the Titans: 2007	Vivendi	2007/4Q

Wii

Title	Third-Party Publisher	Launch Date
Japan		
One Piece Unlimited Adventure	NAMCO BANDAI Games	2007/4/26
JITTUSENPACHISURO･PACHINKO HITTUSHOUHOU! Sammy's Collection HOKUTONOKEN Wii	Sega	2007/5/24
Resident Evil4 Wii Edition	Capcom	2007/5/31
BOKUJYOU MONOGATARI YASURAGINOKI	Marvelous Interactive	2007/6/7
NEGIMA!? NEO PACTIO FIGHT!	Marvelous Interactive	2007/6/14
DRAGON QUEST SWORDS	Square Enix	2007/7/12
Mobile Suite GUNDAM -MS Battle Line 0079-	NAMCO BANDAI Games	2007/7/26
Harry Potter AND THE ORDER OF THE PHOENIX	EA	2007 Summer
opoona	Koei	2007 Summer
TIGER WOODS PGA TOUR 08	EA	2007 Fall
SSX Blur	EA	2007 Fall
My Sims	EA	2007 Fall
Dance Dance Revolution Hottest Party	Konami Digital Entertainment	2007 Fall
Crossword Puzzle	Hudson	2007 Fall
Bachindaa !	Hudson	2007 Fall
Bomberman	Hudson	2007/12
DEVIL KINGS 2 HEROES	Capcom	2007 Winter
Project Treasure Island Z	Capcom	2007
Samurai Warriors SLASH	Koei	2007
KATEKYO HITMAN REBORN!	Marvelous Interactive	2007
Resident Evil Umbrella Chronicles	Capcom	TBA
NiGHTS: Journey of Dreams	Sega	TBA
Overseas~(North America)		
Pirates of the Caribbean: At World's End	Disney	2007/5/22
Shrek the Third	Activision	2007/5
Spider-man 3	Activision	2007/5
Surf's Up	Ubi	2007/5
The BIGS	Take Two	2007/6/25
Dance Dance Revolution Hottest Party	Konami	2007/6/29
Harry Potter and Order of Phoenix	EA	2007/6
Sims 2 Pets	EA	2007/6
Driver Parallel Lines	Ubi	2007/6
Tiger Woods PGA Tour '08	EA	2007/8
My Sims	EA	2007/9
Bionicle Heroes	Eidos	2007/2Q
Cosmic Family	Ubi	2007 Summer
Bee Movie	Activision	2007/10
Dancing with the Stars	Activision	2007/11
Brothers in Arms Double Time	Ubi	2007 Fall
Looney Tunes	Warner Brothers	2007/3Q
WWE SmackDown vs. Raw	THQ	2007/3Q-4Q
Bratz	THQ	2007/3Q-4Q
Cars 2	THQ	2007/3Q-4Q
Project: Treasure Island Z (temp)	Capcom	2007/4Q
Mario and Sonic at the Olympic Games	Sega	2007/4Q
NiGHTS	Sega	2007/4Q
Crash of the Titans: 2007	Vivendi	2007/4Q
Resident Evil: The Umbrella Chronicles	Capcom	TBA

Notes: Launch dates and titles etc. are subject to change.
Launch dates may be different depending on territories.

Consolidated Statements of Income Transition

million yen

	FY3/2001	FY3/2002	FY3/2003	FY3/2004	FY3/2005	FY3/2006	FY3/2007	FY3/2008 Forecast
Net sales	462,502	554,886	504,135	514,805	515,292	509,249	966,534	1,140,000
Cost of sales	278,462	334,620	308,525	307,233	298,115	294,133	568,722	
Gross margin	184,040	220,266	195,609	207,572	217,176	215,115	397,812	
(Gross margin ratio)	(39.8%)	(39.7%)	(38.8%)	(40.3%)	(42.1%)	(42.2%)	(41.2%)	
Selling, general, and administrative expenses	99,342	101,114	95,488	99,888	105,653	124,766	171,787	
Operating income	84,697	119,151	100,120	107,683	111,522	90,349	226,024	270,000
(Operating income ratio)	(18.3%)	(21.5%)	(19.9%)	(20.9%)	(21.6%)	(17.7%)	(23.4%)	(23.7%)
Other income	109,069	68,715	18,283	11,391	37,868	70,897	63,830	
(of which foreign exchange gains)	(66,335)	(43,419)	(-)	(-)	(21,848)	(45,515)	(25,741)	
Other expenses	1,520	1,248	23,363	68,934	4,098	487	1,015	
(of which foreign exchange losses)	(-)	(-)	(22,620)	(67,876)	(-)	(-)	(-)	(20,000)
Income before income taxes and extraordinary items	192,247	186,618	95,040	50,140	145,292	160,759	288,839	290,000
(Income before income taxes and extraordinary items ratio)	(41.6%)	(33.6%)	(18.9%)	(9.7%)	(28.2%)	(31.6%)	(29.9%)	(25.4%)
Extraordinary gains	470	1,284	19,218	3,476	1,735	7,360	1,482	
Extraordinary losses	24,066	4,879	943	650	1,625	1,648	720	
Income before income taxes and minority interests	168,651	183,023	113,315	52,965	145,402	166,470	289,601	
Income taxes	72,352	76,797	45,973	19,692	57,962	68,138	115,348	
Minority interests	-303	-218	74	79	24	-46	-37	
Net income	96,603	106,444	67,267	33,194	87,416	98,378	174,290	175,000
(Net income ratio)	(20.9%)	(19.2%)	(13.3%)	(6.4%)	(17.0%)	(19.3%)	(18.0%)	(15.4%)

Number of Titles Released

units

				FY3/2001	FY3/2002	FY3/2003	FY3/2004	FY3/2005	FY3/2006	FY3/2007	Life-to-date
Japan		Game Boy Advance	Nintendo	4	11	14	22	36	9	11	107
			OEM	21	132	191	134	129	67	5	679
			Total	25	143	205	156	165	76	16	786
		Nintendo DS	Nintendo					9	25	34	68
			OEM					17	122	238	377
			Total					26	147	272	445
		Nintendo Game Cube	Nintendo		8	8	15	11	11	2	55
			OEM		14	69	74	32	26	5	220
			Total		22	77	89	43	37	7	275
		Wii	Nintendo							8	8
			OEM							30	30
			Total							38	38
Overseas	The Americas	Game Boy Advance	Nintendo		7	8	13	28	12	3	71
			OEM		142	213	132	153	158	123	921
			Total		149	221	145	181	170	126	992
		Nintendo DS	Nintendo					4	18	21	43
			OEM					14	79	136	229
			Total					18	97	157	272
		Nintendo Game Cube	Nintendo		5	8	10	12	10	3	48
			OEM		37	151	115	87	74	37	501
			Total		42	159	125	99	84	40	549
		Wii	Nintendo							5	5
			OEM							42	42
			Total							47	47
	Other	Game Boy Advance	Nintendo		8	8	14	28	13	2	73
			OEM		137	195	128	107	157	107	831
			Total		145	203	142	135	170	109	904
		Nintendo DS	Nintendo					4	16	23	43
			OEM					12	68	139	219
			Total					16	84	162	262
		Nintendo Game Cube	Nintendo			12	11	11	11	2	47
			OEM			138	116	69	56	26	405
			Total			150	127	80	67	28	452
		Wii	Nintendo							5	5
			OEM							40	40
			Total							45	45

[Note] Titles-Other consists of new titles released in the European and Australian markets.

END